Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 24, 2013

XVZ

iPath® S&P 500 Dynamic VIX ETN

Summary

Investor Demand For a New Volatility Product

Investor usage and feedback identifies demand for a volatility product addressing:

Cost of holding short-term volatility during equity bull markets

Lower responsiveness of mid-term volatility during periods of high volatility

Dynamic VIX Concept Framework

Investment designed to react positively to volatility (not pure ‘alpha’ or arbitrage) that:

Allocates between long or short position in shorter-dated VIX® futures in high and low volatility environments,

respectively, combined with a core long mid-term VIX® futures position

Uses daily market signals for switching between long/short position in short-dated VIX® futures based on backwardation or contango of implied volatility

XVZ: iPath® S&P 500 Dynamic VIX ETN

Listed on Aug 17th 2011 on NYSE Arca under ticker XVZ

Linked to the S&P 500® Dynamic VIX FuturesTM Index

$267mn of notional amount since launch1

1. As of 12/31/2012. Source: Bloomberg. Page 2 of 20

The iPath® platform

iPath is the leading US exchange traded notes (ETNs) platform with commodity, volatility, equity, FX and rates offerings used by a broad range of clients

Institutional Wealth Management Retail

Efficient access to futures markets

Tradable index-linked structured

FX, Commodity, Emerging Markets

and Volatility

Access to hard-to-reach asset classes

Easy to use investment

investment

Short-term views /cash management

Cost efficient

Liquidity and ease of exit

y

Leveraged and inverse exposures

73

5 823

Asset Classes

US Listed iPath ETNs Billion dollars in total

iPath® trading since

launch

10 32

Percent market

share of US $10,000,000,000

Notional Outstanding

Sources: Bloomberg, 4/30/13

Peak ETNs

(03 / 2011) Page 3

How can VIX ETNs be used as portfolio

hedges?

The iPath® S&P 500 VIX Short-Term FuturesTM ETN (VXX) and the iPath® S&P 500 VIX Mid-Term

FuturesTM ETN (VXZ) have historically demonstrated negative correlation with S&P 500® returns

The negative correlation is convex: greater reaction to large decreases in the equity markets than to large increases

Convexity of VXX is larger compared to VXZ, but VXZ has performed better during equity bull markets

20%

30%

40%

th return

20%

30%

40%

return

-20%

-10%

0%

10%

VXZ 1 mont

-20%

-10%

0%

10%

VXX 1 month r

Sources: Bloomberg, 1/30/2009 – 4/30/2013.

-30%

-12% -8% -4% 0% 4% 8% 12%

SPY 1 month return

-30%

-12% -8% -4% 0% 4% 8% 12%

SPY 1 month return

g,

You should not rely on historical information. Such historical information is not indicative of future performance. For current iPath ETN performance, please visit www.iPathETN.com Page 4 of 20

Convexity can come at a cost

VIX® futures term structure can cause a drag on the performance of the ETNs

The market for VIX® futures

tends to trade in contango1

during low volatility periods

Volatility term structure is typically upward sloping

during “normal” times

19%

20%

y Level

VXX tends to suffer a greater

negative roll yield2 than VXZ as

the 16%

17%

18% Implied Volatility

Roll between 4M and

7M futures

curve tends to be steeper at

the front end.

14%

15%

0 1 2 3 4 5 6 7

(Months)

VIX Future

Roll between 1M and 2M futures

8

1: When the prices of futures contracts for distant delivery months are higher than prices of futures contracts with nearer delivery months, the futures curve is said to be “contango”.

Time to Expiration FOR ILLUSTRATIVE PURPOSES ONLY

in contango .

2: In the context of investment strategies in the futures markets, “roll yield” is commonly referred to describe the returns that occur over and above the changes in the spot returns. See appendix: “Index Roll Yield/Cost” Page 5 of 20

VXX & VXZ



Performance as a % of initial value
120%
100%
80%
60%
40%
20%
0%
VXX
VXZ
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13

VXX

- Has performed better during high or increasing volatility environments
- Daily trading volumes are higher, suggesting a shorter holding period
- Higher short interest, suggesting that more investors are both taking long and short positions

VXZ

- Has performed better during low volatility environments
- Daily trading volumes are lower, suggesting a longer holding period
- Lower short interest, suggesting that more investors are long-only

Source: Bloomberg, 1/29/2009 - 4/30/2013.

Disclaimer: With short sales, in investor faces the potential for unlimited losses as the security's price rises. **You should not rely on historical information. Such historical information is not indicative of future performance. For current iPath ETN performance, please visit www.iPathETN.com**

Page 6 of 20

Can betterCan we do better?

Question:

Can we construct a dynamic strategy that provides positive performance during times of equity volatility that has enhanced features compared to VXZ or VXX?

One potential answer:

Begin with a core position of VXZ held in all market circumstances

During “normal” times of low or decreasing volatility: target an enhanced performance via a short position in VXX

During “stressful” times of high or increasing volatility: target a high reactivity by switching to a long position in VXX

The Million Dollar Question:

How to identify “normal” and “stressful regimes” ?

Term structure signal

On a hypothetical historical basis, the shape of the volatility curve has tended to be indicative of the future returns on shorter-dated VIX® futures 6%

Front-month VIX® Futures daily returns

have typically been negative on average if

the volatility term structure was in 1%

2%

3%

4%

5%

Contango

VIX® futures

aily returns

contango during the period.

As the volatility term structure moved

towards strong backwardation, average -3%

-2%

-1%

0%

< 0.90 0.9-1.0 1.0-1.05 1.05-1.15 >1.15

Front-month

average da

returns typically became positive.

Backwardation

0.9 1.0 1.05 VIX/VXV Ratio

Strong

Backwardation

1.4

1.5

80

90 VIX Index

1month/3month Term Structure Ratio

VIX® Index

m ratio

0.9

1

1.1

1.2

1.3

20

30

40

50

60

70

Contango

Source: Bloomberg, 11/12/2007– 4/30/2013.

actual performance of any Index or ETN Futures returns do reflect 1m/3

0.7

0.8

0

10

Sep-07 Mar-08 Sep-08 Mar-09 Sep-09 Mar-10 Sep-10 Mar-11 Sep-11 Mar-12 Sep-12 Mar-13

Individual futures returns are for illustrative purposes only and do not represent ETN. not the investor fee or any other transaction costs and expenses. Past performance is not indicative of future results. For current ETN performance go to

www.iPathETN.com Page 8 of 20

Dynamic VIX

The **S&P 500® Dynamic VIX Futures™ Index** is designed to offer efficient exposure via a dynamic investment in volatility

Uses the volatility term structure ratio to determine whether to be long or short

- Ratio of 1-month / 3-month Implied volatilities (VIX® Index /VXV® Index)

S&P 500® Dynamic VIX Futures™ Index aims to have:

- reduced "roll cost" during normal or low volatility regimes (contango)
- increased exposure to VIX® Index only when volatility is at elevated levels (backwardation)*



Contango
Backwardation
Short-term VIX futures
Medium-term VIX futures
Ratio: <0.9
I. Strong Contango
70%
-30%
0.9-1.0
II. Weak Contango
80%
-20%
1.0-1.05
III. Weak Backwardation
100%
1.05-1.15
IV. Backwardation
25%
75%
>1.15
V. Strong Backwardation
50%
50%

FOR ILLUSTRATIVE PURPOSES ONLY

* There can be no assurance that the index will accurately predict the market volatility over time. As a result, if the index fails to accurately predict trends of volatility, it may not be successful in correctly allocating between Short-term VIX futures and Medium-term VIX futures. See "Disclaimer" for more information

Page 9 of 20

BARCLAYS

Index 250

e

S&P 500 Dynamic VIX Futures™ TR Index

performance

150

200

a

% of initial value

S&P 500 VIX Short-Term Futures™ TR Index

S&P 500 VIX Mid-Term Futures™ TR Index

S&P 500® TR

50

100

Performance as 0

Jun-11 Aug-11 Oct-11 Dec-11 Feb-12 Apr-12 Jun-12 Aug-12 Oct-12 Dec-12 Feb-13 Apr-13

S&P 500 Short

S&P 500 Dynamic VIX

Futures™ TR Index

VIX Short-

Term Futures™ TR

Index

S&P 500 VIX Mid-Term

Futures™ TR Index

S&P 500® TR

Annualized Returns -6.4% -57.0% -39.1% 15.4%

Annualized Volatility 24.4% 80.7% 36.6% 19.0%

Source: Bloomberg 6/13/2011 – 4/30/2013.

The S&P 500® VIX Short-Term and Mid-Term Futures™ Indices were launched in January 2009, the S&P 500® Dynamic VIX Futures™ Index was launched in June

2011 I d t f ill t ti l dd t t t lETN f I d f t d t fl t th i t

Correlation vs. S&P 500® Index -66.8% -80.5% -80.1% 100.0%

Correlation vs. VIX® Index -6.4% -57.0% -39.1% 15.4%

2011. Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results. Page 10 of 20

Hedging an equity portfolio

Hypothetical portfolios with 90%/10% and 85%/15% allocations to S&P 500® Total Return and S&P

® TM

125

130

135

500 Dynamic VIX FuturesTM Index (“Dynamic VIX”)

100

105

110

115

120

100% S&P 500® TR Index

85

90

95

Jun-11 Aug-11 Oct-11 Dec-11 Feb-12 Apr-12 Jun-12 Aug-12 Oct-12 Dec-12 Feb-13 Apr-13

5% Dynamic VIX, 95% S&P 500 TR Index

10% Dynamic VIX, 90% S&P 500 TR Index

®

®

100% S&P 500® TR 5% Dynamic VIX, 95%

S&P 500® TR

10% Dynamic VIX, 90%

S&P 500® TR

Annualized Returns 15.4% 14.6% 13.8%

Annualized Volatility 19.1% 17.1% 15.3%

Returns/Vol Ratio 0.81 0.85 0.90

Max drawdown1 -18.4% -15.4% -13.2%

Source: Bloomberg, 6/13/2011 – 4/30/2013.

1. Max Drawdown represent the maximum percentage decline of an index price between any starting and ending point in time.

Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results. Page 11 of 20

appendices

iPath

Monthly index returns

S&P 500® Dynamic VIX Futures™ Index

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2009													
2010													
2011						-1.2%	-6.0%	38.8%	9.6%	-12.0%	3.6%	-1.8%	26.5%
2012	1.4%	3.0%	-2.1%	-2.2%	2.3%	-0.6%	-2.9%	1.6%	-6.0%	-5.4%	-3.9%	-2.8%	-16.7%
2013	-9.4%	-3.4%	1.5%	-5.2%									-15.8%

S&P 500® VIX Mid-Term Futures™ Index

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2009		6.6%	2.6%	-7.2%	-14.6%	-3.5%	0.0%	2.3%	-3.4%	-2.5%	0.9%	-7.8%	-25.0%
2010	-3.6%	-5.2%	-3.8%	7.0%	23.8%	10.5%	-13.3%	8.1%	-5.8%	-14.0%	-0.4%	-10.8%	-13.2%
2011	-12.0%	-3.8%	-1.7%	-6.9%	-2.5%	1.4%	-3.3%	28.8%	16.7%	-16.0%	7.6%	-8.2%	-7.6%
2012	-9.7%	1.3%	-17.4%	-0.8%	13.1%	-12.2%	-5.7%	-2.5%	-17.8%	-5.8%	-10.6%	-0.4%	-52.9%
2013	-18.6%	-3.1%	-3.2%	-6.7%									-28.8%

S&P 500® VIX Short-Term Futures™ Index

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2009		5.4%	4.4%	-17.5%	-18.3%	-10.8%	-9.0%	-4.5%	-15.9%	-3.1%	-16.0%	-16.3%	-67.1%
2010	-5.6%	-18.1%	-19.1%	0.4%	38.0%	7.9%	-28.2%	-3.4%	-20.2%	-24.4%	-5.6%	-24.1%	-72.0%
2011	-14.3%	-6.3%	-1.9%	-21.5%	-8.3%	-0.9%	11.6%	66.2%	38.8%	-24.2%	2.0%	-13.9%	-3.7%
2012	-24.8%	-7.9%	-32.6%	-1.1%	28.7%	-29.0%	-9.2%	-15.5%	-22.7%	5.5%	-21.9%	7.0%	-77.9%
2013	-22.9%	0.7%	-17.2%	-6.0%									-39.6%

Source: Bloomberg, 1/31/2009 – 4/30/2013.
The S&P 500® VIX Short-Term and Mid-Term Futures™ Indices were launched in January 2009, the S&P 500® Dynamic VIX Futures™ Index was launched in June 2011. **Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.**

Page 13 of 20

BARCLAYS

Index allocations

Historical target allocation of the S&P 500® Dynamic VIX Futures™ Index to the S&P 500® VIX

Short-Term Futures™ Index and the S&P 500® VIX Mid-Term Futures™ Index.

150

110

120

130

140

50% Sht, 50% Mid

25% Sht, 75% Mid

0% Sht Target Allocations*:

70

80

90

100

Sht, 70% Mid

-20% Sht, 80% Mid

-30% Sht, 70% Mid

.

Dynamic VIX Index

500 I d

Indices:

50

60

Jun-11 Jul-11 Sep-11 Nov-11 Dec-11 Feb-12 Mar-12 May-12 Jul-12 Aug-12 Oct-12 Nov-12

S&P TR Index

Jun-11 Aug-11 Oct-11 Dec-11 Feb-12 Apr-12 Jun-12 Aug-12 Oct-12 Dec-12 Feb-13 Apr-13

Source: Bloomberg, 6/13/2011 – 4/30/2013.

*Target allocations are calculated from the Ratio of 1-month / 3-month Implied volatilities (VIX® Index /VXV® Index). Effective allocations are derived from the target allocation, by constraining a maximum change of 12.5% from the previous day, for each of the two indices separately.

The S&P 500® VIX Short-Term and Mid-Term Futures™ Indices were launched in January 2009, the S&P 500® Dynamic VIX Futures™ Index was launched in June

2011. Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results. Page 14 of 20

Index roll cost/yield

Roll cost or yield is an important component of volatility index returns and will depend on the shape of the futures curve, i.e., backwardated (downward sloping) or contango (upward sloping)

Price

Contango

Price

Backwardation

Time to expiry Time to expiry

Assuming the price and shape of the futures curve remain constant and a long position in a futures contract is rolled:

FOR ILLUSTRATIVE PURPOSES ONLY

In contango, a cheaper contract will be sold and a more expensive contract purchased, creating a negative

“roll cost”, which can negatively impact a long position in a futures contract

In backwardation, a more expensive contract will be sold and a cheaper contract purchased, creating a positive “roll yield”, which can positively impact a long position in a futures contract

VIX ® futures can be costly

VIX® futures contracts have traded in contango for most of the time since their launch in 2005,

creating negative “roll cost” for VXX and VXZ

Contango has been steeper for short-term futures: greater roll cost for VXX

XVZ’s roll yield determined by its allocation to VIX Short and Mid-term Futures™ Indices

20.0%

25.0% Estimated Monthly Roll Yield/Cost*

S&P 500 VIX Short-Term Futures™ TR Index

S&P Mid-Term ™5.0%

10.0%

15.0%

500 VIX Futures TR Index

S&P 500 Dynamic VIX Futures™ TR Index

-15.0%

-10.0%

-5.0%

0.0%

* Source: Bloomberg, 1/29/2009 – 4/30/2013. Roll yield estimated using the slope of the VIX futures curve, weighted according to index weightings,

Disclaimer: Index illustrative only and do not represent actual ETN performance Index performance not

-20.0%

Jan-09 Jul-09 Jan-10 Jul-10 Jan-11 Jul-11 Jan-12 Jul-12 Jan-13

returns are for purposes performance. returns do reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results. For current Index and ETN performance, go to www.iPathetn.com Page 16 of 20

iPath® resources

Online

iPath website
www.ipathetn.com

XVZ Product page
http://ipathetn.com/product/XVZ

iPath® Volatility ETNs
http://www.ipathetn.com/static/pdf/volatility_etns.pdf

Basics of VIX ETNs
http://www.ipathetn.com/us/downloads/pdf/VIX-basics.pdf

Bloomberg

XVZ product page	XVZ <Equity> DES <Go>
Intraday Ind. Value	XVZIV <Index> <Go>
Underlying Index	SPDVIXTR <Index> <Go>
VIX Futures	VIX <Index> CCRV <Go>

Sales Contacts

iPath general enquiries	**877-764-7284**
Barclays iPath	**212-528-7990**
RIA coverage team	**212-528-4930**
Insurance coverage team	**212-528-8707**
Regional Bank coverage team	**212-526-4197**
Private Bank coverage team	**212-528-6428**

Additional Contacts

ETN / ETF Trading	**212-526-8979**
Equities Structuring	**212-528-1126**
Press Office	**212-412-7545**
Investor Relations	**+44 (0)20 7773 2269**

Page 17 of 20

Glossary of terms

Tail Risk Hedging: Investment positions created to limit losses that would occur in case of extreme downward market moves. The technical definition of tail risk is a portfolio value move of at least three standard deviations from the mean return.

VXX: The iPath® S&P 500 VIX Short-Term FuturesTM ETN

VXZ: The iPath® S&P 500 VIX Mid-Term FuturesTM ETN

SPY: SPDR S&P 500 ETF Trust

Short term VIX® futures: The S&P 500 VIX Short-Term FuturesTM Index ER

Mid-term VIX® futures: The S&P 500 VIX Mid-Term FuturesTM Index ER

The VIX® Index: The CBOE Volatility Index®, a measure of the market expectations for the forward looking 1-month volatility of the S&P 500®

The VXV® Index: The CBOE S&P® 500 3-Month Volatility Index, a measure of market expectations for forward looking 3-month volatility of the S&P 500®

Implied Volatility Term Structure: The ratio between the VIX® Index and the VXV® Index

Selected risk considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs,

you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be.

Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays

Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Performance of the Underlying Index is Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the “VIX Index”), the

performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index.

Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Dynamic Allocation of Underlying Index: The value of the underlying index will depend upon the success of such index in dynamically allocating between the short-term and mid-term volatility futures components. The allocation of such index is based on implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. Additionally, such index may allocate to short as well as long positions in the index components and is not guaranteed to react positively to increased levels of market volatility.

iPath

Selected risk considerations (cont'd)

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC. assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

"Standard & Poor's®", "S&P 500®", "S&P®", "S&P 500® Total Return", "S&P 500 VIX Short-Term Futures™", "S&P 500 VIX Mid-Term Futures™" and "S&P 500® Dynamic VIX Futures™" are trademarks of Standard & Poor's Financial Services, LLC ("S&P") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC. "CBOE®", "VIX®" and "BuyWrite" are trademarks of the Chicago Board Options Exchange, Incorporated ("CBOE") and have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Barclays Bank PLC. This document is not sponsored, endorsed, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective subsidiaries or affiliates (collectively, "S&P Dow Jones Indices") or by CBOE. S&P Dow Jones Indices and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or to any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of the indices to track market performance.

© 2013 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

Page 20 of 20

BARCLAYS